SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel 08 788 51 00, Fax 08 660 74 30
www.sca.com
Org.nr. 556012-6293

SCA

Interim report 1 January–30 June 2006

First half of 2006 compared with 2005

- Net sales amounted to SEK 50,694m (46,504).
- Net profit for the period amounted to SEK 2,490m (1,668).
- Earnings per share amounted to SEK 10.58 (7.09).
- Profit before tax amounted to SEK 3,277m (2,255). In the previous year, profit before tax, adjusted for items affecting comparability, amounted to SEK 2,680m, an improvement of 22%.

Second quarter of 2006 compared with the first quarter of 2006

- Net sales amounted to SEK 25,294m (25,400).
- Net profit for the period amounted to SEK 1,321m (1,169).
- Earnings per share amounted to SEK 5.62 (4.96).
- Profit before tax amounted to SEK 1,708m (1,569), an improvement of 9%.
- Debt/equity ratio amounted to 0.70 (0.65).

EARNINGS TREND[1]

SEKm	2006:2	2006:1	0606	0506
Net sales	25,294	25,400	50,694	46,504
Operating expenses	-21,653	-21,879	-43,532	-40,448
Operating surplus	3,641	3,521	7,162	6,056
Depreciation and write-downs	-1,537	-1,571	-3,108	-3,114
Share of profits of associated companies	9	5	14	14
Operating profit	2,113	1,955	4,068	2,956
Financial items	-405	-386	-791	-701
Profit before tax	1,708	1,569	3,277	2,255
Tax	-387	-400	-787	-587
Net profit for the period	1,321	1,169	2,490	1,668
Earnings per share, SEK	5.62	4.96	10.58	7.09
Of which, operating profit per business area				
Personal Care	693	699	1,392	1,100
Tissue	401	300	701	770
Packaging	476	438	914	913
Forest Products	631	577	1,208	817
- Publication papers	*237*	*205*	*442*	*234*
- Pulp, timber and solid-wood products	*394*	*372*	*766*	*583*
Other	-88	-59	-147	-644
	2,113	1,955	4,068	2,956

[1] First half of 2005 includes items affecting comparability, operating expenses SEK -394m, write-downs SEK -31m and tax effects SEK 111m.

7/28

CEO'S MESSAGE

During the first half of 2006, SCA's profit before tax improved by 22% compared with the previous year, adjusted for items affecting comparability. Second-quarter earnings provided the highest operating profit for three years. Continued strong volume growth for Personal Care contributed to this improvement in earnings with sales of incontinence products to the retail sector performing particularly well. The publication papers business also contributed to this earnings improvement through high production and increased prices. The same applies to solid-wood products.

Net sales increased by 9% compared with the first half of 2005 and amounted to SEK 50,694m (46,504). Volume growth contributed SEK 2,200m while the price effect was SEK 500m. Exchange rate fluctuations accounted for SEK 1,400m of the increase in net sales. Profit before tax improved by 22% to SEK 3,277m (2,680) adjusted for items affecting comparability. Of the earnings improvement, SEK 660m was due to increased volumes, SEK 400m to an improved price and changed product mix, and SEK 680m to the effects of the efficiency programmes. Exchange rate fluctuations also had a positive earnings impact of SEK 200m. Increased costs for energy and raw materials, on the other hand, had a negative earnings impact of approximately SEK 870m.

Net sales in the second quarter amounted to SEK 25,294m compared with SEK 25,400m in the first quarter. Exchange rate fluctuations had a negative impact on net sales of SEK 210m. Profit before tax in the second quarter amounted to SEK 1,708m compared with SEK 1,569m in the first quarter, an increase of 9%. Exchange rate fluctuations had a 4% negative impact on earnings.

The Group's tissue operations for bulk consumers, AFH, performed well primarily in the US but also in Europe. Energy costs, which increased dramatically compared with the previous year, decreased in the second quarter but remain at a high level. The European market for consumer tissue was still affected by intense competition and continued overcapacity. The demand trend remains good, however, which means that the market balance will gradually improve. We introduced price increases, although these took a long time to implement. Since earnings remain unsatisfactory, we are actively engaged in a number of market activities.

Development within our European packaging operations is proceeding according to plan with regard to programmes for efficiency enhancements and the market situation has stabilized. Another key step will be taken in July with the closure of the liner mill in Castelfranco, Italy, with a capacity of 70,000 tonnes. Several price increases for liner have paved the way for the first increases for corrugated board. Compared with the situation at the start of the year, we gained acceptance for price increases of approximately 5% of which approximately half is expected to have an impact on earnings during the third quarter. The packaging operations in China continued to show a positive development with good growth. Lower energy and raw material costs in the US provided some improvement in earnings.

GROUP

CASH FLOW AND FINANCING

The operating cash surplus was SEK 6,878m compared with SEK 6,242m in the previous year. Tied-up working capital was slightly higher during the period than in the previous year, mainly due to good growth and price increases. Current capital expenditures amounted to SEK 2,040m (1,913), corresponding to approximately 4% of net sales. Expenditures for the ongoing savings programmes are running according to plan and the impact on cash flow for the first half of 2006 was SEK 564m compared with SEK 325m in the previous year. Operating cash flow amounted to SEK 2,387m (2,563). In Packaging, in addition to high tied-up working capital, restructuring costs and current capital expenditures were higher than in the same period last year. For Personal Care, the improvement primarily relates to an improved operating cash surplus.

Operating cash flow[1]	June 2006	June 2005	Change
Personal Care	1,331	774	72%
Tissue	261	295	-12%
Packaging	-184	758	n/a
Forest Products	1,191	908	31%
Other	-212	-172	n/a
Total	**2,387**	**2,563**	**-7%**

Financial items increased to SEK -791m compared with SEK -701m in the previous year. The increase is attributable to higher interest rate levels. Tax payments were at the previous year's level and amounted to SEK 825m (805).

After financial items and income taxes paid, cash flow from current operations was SEK 772m (1,058).

During the period strategic investments amounted to SEK 447m (1,403) primarily within the incontinence and tissue operations. The dividend for the year of SEK 2,574m (2,455) was paid in April.

Net cash flow for the period amounted to SEK -2,187m (-2,797).

Net debt amounted to SEK 38,962m at the end of the six month period, a decrease of SEK 864m since the start of the year. A negative cash flow of SEK 2,187m increased the net debt. Currency effects, resulting from a strengthening of the Swedish krona, reduced the net debt by SEK 1,609m. Remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, had a combined positive effect of SEK 1,442m, most of which is attributable to pensions.

SHAREHOLDERS' EQUITY

Consolidated shareholders' equity decreased during the period by SEK 1,280m to SEK 55,830m. Net profit for the period and the effects of remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, increased equity by SEK 2,490m and SEK 1,004m respectively. Dividends and currency effects had a negative impact on equity of SEK 2,574m and SEK 2,200m respectively. The debt/equity ratio amounted to 0.70 (0.74) and was 0.70 at year-end 2005. The interest coverage ratio amounted to 5.1 (4.2).

PERSONNEL

At the end of the second quarter, the average number of employees was approximately 50,000 compared with approximately 50,500 at the end of the first quarter of 2006 and 52,000 at the end of the second quarter of 2005. The decrease is mainly an effect of efficiency programmes.

EFFICIENCY ENHANCEMENT PROGRAMME

The efficiency programme announced in August 2005 and which will provide annual savings of SEK 1,550m with full effect as from 2008, is proceeding according to plan. Savings thus far amount to SEK 280m, of which SEK 30m in additional savings in the second quarter of 2006.

[1] Operating cash flow comprises the total of operating cash surplus and change in working capital, with deduction for current capital expenditures and restructuring costs.

BUSINESS AREAS

PERSONAL CARE

Net sales increased by 15% compared with the first half of 2005, of which volume growth was 10 percentage points, currency effects 4 percentage points as well as some positive price effects.

Net sales during the quarter totalled SEK 5,249m, a decrease of 2% compared with the first quarter of 2006. Currency effects had a negative impact on net sales of 2 percentage points.

Operating profit rose 27 % compared with the first half of 2005, primarily due to increased volumes, 34 percentage points, and positive currency effects, 6 percentage points. Higher raw material costs and increased costs for advertising and promotion had a negative impact on earnings.

Operating profit during the quarter amounted to SEK 693m, a decrease of less than 1% compared with the first quarter of 2006. Improved volumes did not fully compensate for higher raw material costs and negative currency effects.

Incontinence products: Sales during the second quarter remained strong in Europe and the product mix was improved with a number of recently launched products with improved performance and margins. Volume growth within the retail sector continued. Mini Magic, a product for light incontinence, was launched during the second quarter. This segment showed strong growth.

Sales to the retail sector in North America developed well during the quarter. SCA strengthened its marketing activities for the recently launched Discreet Activewear incontinence product during the second quarter. Sales to the Healthcare sector remained high with favourable growth for incontinence protection in pant models.

In Australia, sales improved during the second quarter following a seasonally weak first quarter.

Baby diapers: The sales trend remained good in the second quarter. Libero increased or maintained its strong market shares in the Nordic region, Russia and Central Europe. Sales volumes for retailers' brands increased during the second quarter.

Deliveries of baby diapers in Australia and Malaysia were slightly lower than in the first quarter. Earnings in both markets are at the same level as earnings during the first quarter. In South America, last year's product launches continued to have positive effect on the product mix which contributed to improved earnings.

Feminine hygiene products: Competition within this segment remains intense in Europe with many price initiatives. Sales of SCA's brands increased during the quarter while the proportion of panty liners continued to increase in relation to pads.

The sales trend in Australia and New Zealand was stable and margins continued to improve. In South America, and particularly in Mexico, the segment developed well with increased sales and improved profitability.

TISSUE

Net sales increased by 7% compared with the first half of 2005, of which 3 percentage points were attributable to increased volumes, 3 percentage points to positive currency effects, together with a marginal price increase.

In the second quarter, net sales amounted to SEK 7,787m, a decrease of 2% compared with the first quarter of 2006. Marginally higher prices and slightly higher volumes were counteracted by negative currency effects of 3 percentage points.

Operating profit decreased by 9% compared with the first half of 2005, of which increased volumes and higher prices contributed 26 percentage points, although this did not compensate for substantially higher energy costs of 35 percentage points and increased raw material costs of 7 percentage points.

During the second quarter operating profit was SEK 401m, an increase of 34 % compared with the first quarter of 2006. Higher prices and lower energy costs improved earnings while negative currency effects reduced this improvement.

Consumer tissue: The European market continues to be affected by overcapacity and competition remains intensive. The underlying market growth, however, remained favourable. Among retail customers a clear orientation towards Eastern Europe can be seen where the establishment of new stores continues. SCA has strong sales development in this region. SCA's total volume development in Europe, however, was slightly lower in the second quarter than in the first quarter. Price increases were partly able to compensate for the lower volume.

Operations in Australia and New Zealand were at the same level as the first quarter. In Latin America, the effects of increased prices had a positive earnings impact, mainly in Mexico. The sales trend was also good in Latin America, particularly in Mexico where sales of retailers' brands increased.

Tissue for bulk consumers, AFH: SCA's European operations continue to show stable development with good profitability. Volume was slightly better in the second quarter compared with the first quarter but the trend varied between the regions. Volumes in Eastern Europe during the quarter were the highest ever, mainly driven by a positive trend in Russia. Implemented price increases had positive effects on earnings in several regions but above all the product and country mix was further improved.

SCA's operations in the US had a strong second quarter with seasonally good volume development and high capacity utilization which led to a considerable improvement in earnings. The effects of implemented price increases also contributed to the improved quarterly earnings.

The tissue plant in Tilburg, the Netherlands, was closed. After the end of the quarter, a small facility in Italy was divested.

PACKAGING

Net sales increased by 6% compared with the first half of 2005 of which volume growth accounted for 3 percentage points with especially strong growth within the Asian packaging operations which grew by 29%. Exchange rate fluctuations had a positive impact on net sales of 3%.

During the quarter net sales amounted to SEK 8.231m, a decrease of 2% compared with the first quarter of 2006. Despite higher prices, negative exchange rate fluctuations and slightly lower external sales of liner led to reduced net sales.

Operating profit was on a par with the first half of 2005. Higher volumes and higher prices as well as effects of efficiency programmes counteracted the increased energy costs.

During the second quarter, operating profit was SEK 476m, an increase of 9% compared with the first quarter of 2006. Higher prices, a positive volume trend for corrugated board and reduced energy costs contributed to this improvement.

The paper market continues to strengthen and in Europe additional price increases were announced for kraftliner and testliner during the second quarter. For SCA, which has an integrated business model where production of containerboard is roughly the same size as consumption, the price of corrugated board is decisive for the earnings trend. Price erosion has ceased here. Compared with year-end 2005, we have gained acceptance for price increases of approximately 5% of which approximately half is expected to have an impact on earnings during the third quarter. Volumes during the second quarter were at the same level as volumes in the first quarter.

Including the closure of the containerboard mill in Castelfranco, Italy, SCA closed three mills with a combined capacity of almost 400,000 tonnes as well as a number of conversion plants. Efficiency enhancements are proceeding according to plan.

Profitability in the American packaging operations improved during the second quarter. A seasonally favourable volume trend for protective packaging and temperature-assurance packaging solutions, as well as price increases for industrial packaging, contributed to the improved profitability. In addition, lower prices for energy and oil-based raw materials contributed to the earnings improvement.

SCA's packaging operations in China continued to show improved volumes during the second quarter. Market growth in southern China has now been overtaken by development in eastern China, which will benefit SCA since it has its largest operations in this region. Customers in China are demanding increasingly integrated packaging solutions where suppliers that can provide complete solutions are

rewarded. SCA has a strong customer offering here. Earnings improved primarily due to volume growth which more than compensated for continued increased raw material costs.

FOREST PRODUCTS

Publication papers:

Net sales increased by 15 % compared with the first half of 2005 due to a favourable price and volume trend.

Net sales amounted to SEK 2,339m in the second quarter, an increase of 9 % over the first quarter of 2006. The increase is attributable to favourable volume growth, primarily within LWC paper.

Operating profit increased by 89% compared with the first half of 2005, despite rising energy costs, due to higher prices and volumes as well as positive currency effects.

Operating profit was SEK 237m in the second quarter, an increase of 16% compared with the first quarter of 2006. Continued strong production led to lower energy costs and contributed to this earnings improvement.

The market for newsprint was stable. Demand for LWC and SC paper, however, was seasonally slightly weaker during the second quarter.

Pulp, Timber and Solid-Wood Products:

Net sales increased by 9% compared with the first half of 2005, primarily due to higher prices for the pulp and sawmill operations.

During the second quarter net sales amounted to SEK 2,115m, a decrease of 5% compared with the first quarter of 2006. Temporarily lower volumes within the pulp operations and negative currency effects contributed to this decrease.

Operating profit increased by 31% compared with the first half of 2005 due to higher prices, mainly for the sawmill operations, and positive currency effects.

Operating profit for the second quarter was SEK 394m, an increase of 6% compared with the first quarter of 2006 which mainly comprised improved prices within the pulp business.

The market for pulp remained strong and prices continued to rise. The market for solid-wood products was also strong during the second quarter with good demand in all SCA's export markets, with the exception of the UK. It is mainly raw material shortages in Finland and Russia that are having a positive impact on the market. There is strong demand for Nordic spruce with stable prices while price increases have been implemented for Nordic pine.

OTHER

This interim report is prepared according to IAS 34 the Swedish Financial Accounting Standards Council's recommendation RR 31 and, with regard to the Parent Company, RR 32. Applied accounting principles are in accordance with the Annual Report for 2005.

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property that are part of the forestry operations and grants felling rights for standing timber to its subsidiary SCA Skog AB. The Parent Company is in other respects a holding company whose key task is to own and manage shares in a number of business-group companies and exercise Group-wide management and administration. Operating income during the period January – June 2006 amounted to SEK 62m (74) and profit before appropriations and tax was SEK 1,075m (994). The Parent Company made no investments in shares and participations during the period. Investments in properties and plant totalled SEK 14m (10) during the period. Cash and cash equivalents at the end of the period amounted to SEK 19m (20).

SHARE DISTRIBUTION

30 June 2006	Class A	Class B	Total
Registered number of shares	38,214,069	196,822,629	235,036,698
Of which treasury shares	-	(1,322,071)	(1,322,071)

During the period 201,066 Class A shares were converted to Class B shares. At the end of the quarter, the proportion of Class A shares was 16.3 %.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.05 %, which was taken into account when calculating earnings per share for the period.

FUTURE REPORTS

The next interim report in 2006 will be released on 31 October.

Stockholm, 25 July 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström

President and CEO

This report has not been reviewed by the Company's auditors.

Press conference

SCA invites media representatives, analysts and investors to a press conference at Salén Konferenser, Norrlandsgatan 15, Stockholm, at. 14.00 CET on 25 July. The presentation will be held in English and web cast. For more information, visit www.sca.com/investors. The presentation can also be followed by telephone, Sweden +46 8 505 202 66, UK +44 (0) 207 154 2638 or US +1(0)718 354 1226.

For further information, please contact:

Jan Åström, President and CEO, Telephone: +46 8 788 51 25.
Bodil Eriksson, SVP, Communications and Investor Relations. Telephone: +46 8 788 52 34 or +46 70 629 66 34.

IR: Andreas Koch, Telephone: +46 8 788 51 30 or +46 70 666 02 09.
Media: Pär Altan, Telephone: +46 8 788 52 37 or +46 70 386 52 37.

This report has been prepared in both Swedish and English. In case of variation in the content of the two versions, the Swedish version shall prevail.

OPERATING CASH FLOW ANALYSIS

1 January–30 June

SEKm	2006	2005
Operating cash surplus	6,878	6,242
Change in working capital	-1,887	-1,441
Current capital expenditures, net	-2,040	-1,913
Restructuring costs, etc.	-564	-325
Operating cash flow	**2,387**	2,563
Financial items	-791	-701
Income taxes paid	-825	-805
Other	1	1
Cash flow from current operations	**772**	1,058
Acquisitions	-36	-305
Strategic capital expenditures, fixed assets	-393	-1,074
Strategic structural expenditures	-18	-24
Divestments	0	0
Cash flow before dividend	**325**	-345
Dividend	-2,574	-2,455
Cash flow after dividend	**-2,249**	-2,800
Sale of treasury shares	62	3
Net cash flow	**-2,187**	-2,797
Net debt at the start of the period	**-39,826**	-35,823
Net cash flow	-2,187	-2,797
Remeasurement to equity	1,442	-715
Currency effects	1,609	-3,215
Net debt at the end of the period	**-38,962**	-42,550
Debt payment capacity	**28%**	24%
Debt/equity ratio	**0.70**	0.74

OPERATING CASH FLOW ANALAYSIS, QUARTERLY DATA

SEKm	2006		2005			
	II	I	IV	III	II	I
Cash operating surplus	3,497	3,381	3,446	3,425	3,155	3,087
Change in working capital	-326	-1,561	1,395	284	-175	-1,266
Current capital expenditures, net	-1,106	-934	-2,161	-785	-1,163	-750
Restructuring costs, etc.	-271	-293	-332	-364	-169	-156
Operating cash flow	**1,794**	593	2,348	2,560	1,648	915
Financial items	-405	-386	-401	-393	-358	-343
Income taxes paid	-492	-333	-346	-478	-204	-601
Other	0	1	30	-16	-2	3
Cash flow from current operations	897	-125	1,631	1,673	1,084	-26
Acquisitions	-27	-9	-76	-47	-256	-49
Strategic capital expenditures, fixed assets	-165	-208	-633	-379	-473	-601
Strategic structural expenditures	-9	-9	-26	-31	-12	-12
Divestments	0	0	0	1	0	0
Cash flow before dividend	676	-351	896	1,217	343	-688
Dividend	-2,574	-	-2	-21	-2,455	-
Cash flow after dividend	-1,898	-351	894	1,196	-2,112	-688
Sale of treasury shares	3	59	7	3	1	2
Net cash flow	-1,895	-292	901	1,199	-2,111	-686

CONSOLIDATED INCOME STATEMENT

SEKm	2006:2	2005:2	2006:1	0606	0506
Net sales	25,294	23,986	25,400	50,694	46,504
Other income	726	694	679	1,405	1,076
Change in fair value of biological assets	88	81	86	174	164
Change in inventories of finished goods and work in progress	-181	-91	185	4	-19
Work performed and capitalized	46	57	48	94	116
Raw materials and consumables	-8,958	-8,180	-9,213	-18,171	-15,553
Personnel costs[1]	-4,992	-4,998	-5,015	-10,007	-9,798
Other operating expenses	-8,382	-8,274	-8,649	-17,031	-14,703
Depreciation	-1,536	-1,563	-1,569	-3,105	-3,082
Write-downs[2]	-1	-1	-2	-3	-1
Share of profits of associated companies	9	8	5	14	14
Operating profit	**2,113**	1,719	1,955	**4,068**	2,956
Financial items	-405	-358	-386	-791	-701
Profit before tax	1,708	1,361	1,569	3,277	2,255
Tax[3,4]	-387	-355	-400	-787	-587
Net profit for the period	**1,321**	1,006	1,169	**2,490**	1,668
Earnings attributable to:					
Equity holders of the Parent Company	1,314	998	1,159	2,473	1,656
Minority interests	7	8	10	17	12
Earnings per share, SEK					
- before dilution effects	**5.62**	4.27	4.96	**10.58**	7.10
- after dilution effects	**5.62**	4.27	4.96	**10.58**	7.09
Return on equity	**9%**	7%	8%	**8%**	7%
Return on capital employed	**9%**	7%	8%	**9%**	7%
Margins (%)					
Gross margin	**14.4**	13.7	13.9	**14.1**	13.0
Operating margin	**8.4**	7.2	7.7	**8.0**	6.4
Net financial margin	-1.6	-1.5	-1.5	-1.6	-1.5
Profit margin	**6.8**	5.7	6.2	**6.4**	4.9
Tax	-1.5	-1.5	-1.6	-1.6	-1.3
Net margin	**5.3**	4.2	4.6	**4.8**	3.6

	2006:2	2005:2	2006:1	0606	0506
Calculation of earnings per share					
Earnings attributable to equity holders of the Parent Company	1,314.0	998.0	1,159.0	2,473.0	1,656.0
Average number of shares before dilution, millions	233.7	233.4	233.5	233.7	233.4
Warrants	0.1	0.1	0.2	0.1	0.1
Average number of shares after dilution	233.8	233.5	233.7	233.8	233.5
Specification of items affecting comparability					
[1] **Operating expenses**					
- Costs related to efficiency programmes	-	-	-	-	-394
[2] **Write-downs**					
- Write-downs in conjunction with efficiency programmes	-	-	-	-	-31
[3] **Tax**					
- Effects of efficiency programmes	-	-	-	-	111

[4] Tax rate for the year is expected to be 24% compared with 25% in the previous report. The effects of this change affected the second quarter.

82-763

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

SEKm	January–June 2006	January–June 2005
Actuarial gains and losses related to pensions, incl. payroll tax	1,539	-724
Available-for-sale financial assets:		
- Gains from fair value measurement taken to equity	-62	9
Cash flow hedges:		
- Gains from remeasurement of derivatives taken to equity	56	18
- Transfer to profit or loss for the period	-58	0
- Transfer to cost of hedged investments	-7	0
Translation difference in foreign operations	-2,233	3,244
Gains from hedging of net investments in foreign operations	-32	529
Tax on items taken to/transferred from equity	-464	231
Total transactions taken to equity	-1,261	3,307
Net profit for the period recognized in the income statement	2,490	1,668
Total income and expenses recognized for the period	**1,229**	4,975
Attributable to:		
- Equity holders of the Parent Company	*1,238*	*4,915*
- Minority interests	*-9*	*60*
	1,229	*4,975*
Other changes in equity:		
- sale of treasury shares	*62*	*3*
- transition to IAS 32 and IAS 39 as of 1 January 2005	*-*	*95*
- dividend	*-2,674*	*-2,455*
- remeasurement owned portion at successive acquisitions, within window period	*3*	*-*

FIVE-YEAR SUMMARY

	IFRS		Swedish accounting standards		
Full year	2005	2004	2003	2002	2001
Profit after financial items, SEKm	433	6,585	6,967	8,078	8,090
Earnings per share, SEK	1.84	22.11	21.84	24.54	24.05
Earnings per share, before goodwill amortization, SEK	1.84	22.11	26.51	29.15	28.40
Debt/equity ratio, multiple	0.70	0.63	0.44	0.49	0.51
Return on capital employed, %	2	9	11	13	14
Return on equity, %	1	10	10	12	13

[1] Adjusted historically to reflect new issues.

FIVE-YEAR SUMMARY

CONSOLIDATED BALANCE SHEET

	30 June 2006		31 December 2005	
	SEKm	EURm[1]	SEKm	EURm[1]
Assets				
Goodwill	18,644	2,022	19,823	2,104
Other intangible assets	2,422	263	2,431	258
Tangible assets	75,255	8,161	77,843	8,261
Shares and participations	572	62	573	61
Financial investments held as fixed assets[2]	2,056	222	2,035	216
Other long-term receivables	1,102	119	1,170	124
Total fixed assets	**100,051**	**10,849**	103,875	11,024
Operating receivables and inventories	29,778	3,229	29,356	3,116
Short-term financial assets	608	66	237	25
Liquid funds	1,252	136	1,684	179
Total current assets	**31,725**	**3,440**	31,345	3,327
Total assets	**131,776**	**14,289**	135,220	14,351
Shareholders' equity				
Equity, equity holders of the Parent Company	55,075	5,972	56,343	5,980
Minority interests	755	82	767	81
Total shareholders' equity	**55,830**	**6,054**	57,110	6,061
Liabilities				
Provisions for pensions	3,259	353	4,810	510
Other provisions	12,270	1,331	12,225	1,298
Long-term financial liabilities	17,246	1,870	18,638	1,978
Other long-term liabilities	217	24	208	22
Total long-term liabilities	**32,992**	**3,578**	35,881	3,808
Short-term financial liabilities[3]	22,244	2,412	20,190	2,143
Operating liabilities	20,710	2,245	22,039	2,339
Total current liabilities	**42,954**	**4,657**	42,229	4,482
Total liabilities	**75,946**	**8,235**	78,110	8,290
Total equity and liabilities	**131,776**	**14,289**	135,220	14,351
Debt/equity ratio	**0.70**		0.70	
Visible equity/assets ratio	42%		42%	

[1] Closing day rate 9.22 (9.42) was applied in translation to EUR.

[2] Of which pension assets	*846*	*92*	*470*	*50*

[3] Contracted committed credit lines amount to SEK 25,691m.

	30 June 2006	31 December 2005
Capital employed	94,792	96,936
– of which working capital	10,893	9,573
Net debt	38,962	39,826
Shareholders' equity	55,830	57,110
<u>Of which provisions for restructuring costs</u>		
Other provisions	518	834
Operating liabilities	1,446	1,776

CASH FLOW STATEMENT
1 January–30 June

SEKm	2006	2005
Operating activities		
Profit after financial items	3,277	2,255
Adjustment for non-cash items[1]	2,180	2,838
	5,457	5,093
Paid tax	-825	-805
Cash flow from operating activities before change in working capital	**4,632**	4,288
Cash flow from changes in working capital		
Change in inventories	-463	-610
Change in operating receivables	-1,542	232
Change in operating liabilities	[illegible]	[illegible]
Cash flow from operating activities	**2,745**	2,847
Investing activities		
Acquisition of operations	-36	-282
Acquisition of tangible and intangible fixed assets	-2,616	-3,050
Sale of equipment	212	80
Repayment of loans from external parties	-	33
Payment of loans to external parties	-989	-
Cash flow from investing activities	**-3,429**	-3,219
Financing activities		
Sale of treasury shares	62	3
Borrowings	2,833	1,156
Dividends paid	-2,574	-2,455
Cash flow from financing activities	**321**	-1,296
Cash flow for the period	-363	-1,668
Cash and cash equivalents at the beginning of the year	1,684	3,498
Exchange differences in cash and cash equivalents	-69	142
Cash and cash equivalents at the end of the period	1,252	1,972
Reconciliation with operating cash flow analysis		
Cash flow for the period	**-363**	-1,668
Deducted items:		
Payment of loans to external parties	989	-
Repayment of loans from external parties	-	-33
Borrowings	-2,833	-1,156
Added items:		
Net debt in acquired companies	0	-23
Accrued interest	49	100
Investments through finance leases	-29	-17
Net cash flow according to operating cash flow analysis	**-2,187**	-2,797
[1] Depreciation and write-downs, fixed assets	*3,108*	*3,114*
Fair value valuation of forest assets	*-174*	*-164*
Unpaid related to efficiency programmes	*-*	*394*
Payments related to efficiency programmes previously recognized as liabilities	*-578*	*-356*
Other	*-176*	*-150*
[illegible]	[illegible]	*2,838*

CONSOLIDATED EARNINGS TREND, supplementary disclosures

	2006:2	2005:2	2006:1	0606	0506
	EURm[1]	EURm[1]	EURm[2]	EURm[3]	EURm[4]
Net sales	2.714	2.608	2.717	5.439	5.091
Operating expenses	-2.323	-2.252	-2.340	-4.671	-4.428
Operating surplus	391	356	377	768	663
Depreciation and write-downs	-165	-170	-168	-333	-341
Share of profits of associated companies	1	1	1	2	2
Operating profit	227	187	210	437	324
Financial items	-43	-39	-41	-85	-77
Profit before tax	184	148	169	352	247
Tax	-41	-38	-43	-84	-64
Net profit for the period	143	110	126	268	183

[1] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

[2] *Average exchange rate of 9.35 was applied in translation to EUR*

[3] *Average exchange rate of 9.32 was applied in translation to EUR*

[4] *Average exchange rate of 9.13 was applied in translation to EUR.*

Quarterly data

CONSOLIDATED EARNINGS TREND

	2006		2005			
SEKm	II	I	IV	III	II	I
Net sales	25,294	25,400	25,141	24,740	23,986	22,518
Operating expenses[1,2]	-21,653	-21,879	-21,552	-23,809	-20,711	-19,737
Operating surplus	3,641	3,521	3,589	931	3,275	2,781
Depreciation and write-downs[3]	-1,537	-1,571	-1,622	-3,937	-1,564	-1,550
Share of profits of associated companies	9	5	8	3	8	6
Operating profit	2,113	1,955	1,975	-3,003	1,719	1,237
Financial items	-405	-386	-401	-393	-358	-343
Profit/loss before tax	1,708	1,569	1,574	-3,396	1,361	894
Tax[4]	-387	-400	-377	985	-355	-232
Net profit/loss for the period	1,321	1,169	1,197	-2,411	1,006	662
Earnings per share, SEK						
- before dilution effects	5.62	4.96	5.06	-10.32	4.27	2.83
- after dilution effects	5.62	4.96	5.06	-10.31	4.27	2.82
Margins (%)						
Gross margin	14.4	13.9	14.3	3.8	13.7	12.4
Operating margin	8.4	7.7	7.9	-12.1	7.2	5.5
Net financial margin	-1.6	-1.5	-1.6	-1.6	-1.5	-1.5
Profit margin	6.8	6.2	6.3	-13.7	5.7	4.0
Tax	-1.5	-1.6	-1.5	4.0	-1.5	-1.0
Net margin	5.3	4.6	4.8	-9.7	4.2	3.0
[1] Incl. change in the fair value of biological assets	88	86	41	82	81	82
Specification of items affecting comparability						
[2] **Operating expenses**						
- Costs related to efficiency programmes	-	-	-	-2,619	-	-394
[3] **Depreciation and write-downs**						
- Write-downs in conjunction with efficiency programmes	-	-	-	-2,321	-	31
[4] **Income taxes**						
- Effects of efficiency programmes	-	-	-	1,273	-	111

PERSONAL CARE

SEKm	2006:2	2006:1	0606	0506
Net sales	**5,249**	5,348	**10,597**	9,189
Operating surplus	**939**	950	**1,889**	1,557
Operating profit	**693**	699	**1,392**	1,100
Gross margin, %	**17.9**	17.8	**17.8**	16.9
Operating margin, %	**13.2**	13.1	**13.1**	12.0
Volume growth, %	**0.6**[1]	2.8[1]	10.3[2]	7.3[2]

[1] Compared with immediately preceding quarter.
[2] Compared with the same period in the previous year

TISSUE

SEKm	2006:2	2006:1	0606	0506
Net sales	**7,787**	7,962	**15,749**	14,675
Operating surplus	**924**	850	**1,774**	1,780
Operating profit	**401**	300	**701**	770
Gross margin, %	**11.9**	10.7	**11.3**	12.1
Operating margin, %	**5.1**	3.8	**4.5**	5.2
Volume growth, %	**0.2**[1]	-1.4[1]	**3.5**[2]	14.4[2]

[1] Compared with immediately preceding quarter.
[2] Compared with the same period in the previous year

PACKAGING

MSEK	2006:2	2006:1	0606	0506
Net sales	8,231	8,389	16,620	15,738
Operating surplus	**888**	854	**1,742**	1,817
Operating profit	**476**	438	**914**	913
Gross margin, %[1]	**10.8**	10.2	**10.5**	11.5
Operating margin, %[1]	**5.8**	5.2	**5.5**	5.8
Production				
Liner products, kt	557	644	1,201	1,355
Deliveries				
Liner products, kt	622	648	1,270	1,341
Corrugated board, million m²	1,097[2]	1,096[2]	2,193[2]	2,157[2]

[1] Adjusted for external trading with liner, margins increased by approximately 2 percentage points.
[2] Volumes from corrugated board plants.

FOREST PRODUCTS

SEKm	2006:2	2006:1	0606	0506
Net sales	**4,454**	4,378	**8,832**	7,878
Publication papers	2,339	2,145	4,484	3,897
Pulp, timber and solid-wood products	2,115	2,233	4,348	3,981
Operating surplus	**970**	919	**1,889**	1,496
Publication papers	456	426	882	664
Pulp, timber and solid-wood products	514	493	1,007	832
Operating profit	**631**	577	**1,208**	817
Publication papers	237	205	442	234
Pulp, timber and solid-wood products	394	372	766	583
Gross margin, %	**21.8**	21.0	**21.4**	19.0
Publication papers	19.5	19.9	19.7	17.0
Pulp, timber and solid-wood products	24.3	22.1	23.2	20.9
Operating margin, %	**14.2**	13.2	**13.7**	10.4
Publication papers	10.1	9.6	9.9	6.0
Pulp, timber and solid-wood products	18.6	16.7	17.6	14.6
Production				
Publication papers, kt	389	390	779	719
Solid-wood products, km³	393	399	792	744
Deliveries				
Publication papers, kt	385	376	761	724
Solid-wood products, km³	424	381	805	776

Quarterly data – Business areas

	2006		2005			
SEKm	II	I	IV	III	II	I
NET SALES						
Personal Care	5,249	5,348	5,136	5,026	4,727	4,462
Tissue	7,787	7,962	8,109	7,917	7,531	7,144
Packaging	8,231	8,389	8,272	8,351	8,094	7,642
Forest Products	4,454	4,378	4,071	3,986	4,116	3,762
Publication papers	2,339	2,145	2,067	2,034	1,965	1,932
Pulp, timber and solid-wood products	2,115	2,233	2,004	1,952	2,151	1,830
Other	296	233	301	247	288	232
Intra-group deliveries	-723	-910	-748	-787	-770	-724
Total net sales	25,294	25,400	25,141	24,740	23,986	22,518
OPERATING SURPLUS						
Personal Care	939	950	983	889	809	748
Tissue	924	850	941	999	892	888
Packaging	888	854	841	900	919	898
Forest Products	970	919	910	853	758	738
Publication papers	456	426	456	420	330	334
Pulp, timber and solid-wood products	514	493	454	433	428	404
Other	-80	-52	-86	-2,710	-103	-491
Total operating surplus	3,641	3,521	3,589	931	3,275	2,781
OPERATING PROFIT						
Personal Care	693	699	719	655	571	529
Tissue	401	300	379	428	391	379
Packaging	476	438	418	444	455	458
Forest Products	631	577	553	516	416	401
Publication papers	237	205	222	206	113	121
Pulp, timber and solid-wood products	394	372	331	310	303	280
Other	-88	-59	-94	-5,046	-114	-530
Total operating profit	2,113	1,955	1,975	-3,003	1,719	1,237

%						
GROSS MARGINS						
Personal Care	17.9	17.8	19.1	17.7	17.1	16.8
Tissue	11.9	10.7	11.6	12.6	11.8	12.4
Packaging	10.8	10.2	10.2	10.8	11.4	11.8
Forest Products	21.8	21.0	22.4	21.4	18.4	19.6
Publication papers	19.5	19.9	22.1	20.6	16.8	17.3
Pulp, timber and solid-wood products	24.3	22.1	22.7	22.2	19.9	22.1
OPERATING MARGINS						
Personal Care	13.2	13.1	14.0	13.0	12.1	11.9
Tissue	5.1	3.8	4.7	5.4	5.2	5.3
Packaging	5.8	5.2	5.1	5.3	5.6	6.0
Forest Products	14.2	13.2	13.6	12.9	10.1	10.7
Publication papers	10.1	9.6	10.7	10.1	5.8	6.3
Pulp, timber and solid-wood products	18.6	16.7	16.5	15.9	14.1	15.3

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	3215
CONNECTION TEL	12125562222
CONNECTION ID	
ST. TIME	07/25 08:49
USAGE T	00'40
PGS. SENT	2
RESULT	OK

To:

Name: Stephen Wiseman, Esq.

Organization: King & Spalding

Telephone: 212-556-2222

FAX:

From:

Name: Tina Chalk

Organization: SEC

Telephone: (202) 551-3263

FAX:

Re:

Number of pages, including this cover sheet: 4

Notes:

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

To:

Name: William G. Roche, Esq.

Organization: King & Spalding

Telephone:

FAX: 404-572-5133

From:

Name: TINA CHALK

Organization: SEC

Telephone: (202) 551-3263

FAX:

Re:

Number of pages, including this cover sheet: 4

Notes:

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	3216
CONNECTION TEL	14045725133
CONNECTION ID	
ST. TIME	07/25 08:51
USAGE T	01'23
PGS. SENT	4
RESULT	OK

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	3217
CONNECTION TEL	13125212332
CONNECTION ID	
ST. TIME	07/25 09:48
USAGE T	01'17
PGS. SENT	4
RESULT	OK

To:

Name: DON HERSHMAN, ESQ.

Organization: MUCH SHELIST

Telephone: (312) 521-2332

FAX:

From:

Name: Christina Chalk

Organization: SEC

Telephone: (202) 551-3263

FAX:

Re: Biggest Little Inv. LP

Number of pages, including this cover sheet: 4

Notes:

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